

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 21, 2009

Mr. Martin M. Ellen
Snap-On Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

> **RE:** **Snap-On Incorporated**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Filed February 18, 2009**
> **File #1-7724**

Dear Mr. Ellen:

  We have reviewed your response letter dated May 1, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement Filed March 10, 2009

Executive Compensation, page 19
Compensation Discussion and Analysis, page 19
Compensation Committee Practices, page 20

1. We note your response to comment six in our letter dated March 26, 2009, particularly your statements that the word "benchmark is susceptible to various interpretations" and that you "will employ a different verbal formulation in future filings to clarify the disclosure." In the context of Item 402(b) of Regulation S-K, the Division of Corporation Finance has defined "benchmarking" as "using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices." Please refer to Question 118.05 of the Compliance and Disclosure Interpretations of the staff of

the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website. In view of this definition, please provide us with your proposed benchmarking disclosure for future filings.

Total Direct Compensation—Cash and Incentive, page 22
Annual Incentives, page 23

2. We note your response to comment eight in our letter dated March 26, 2009. The correspondence you refer to in your response concerned your definitive proxy statement filed on March 12, 2007. The facts and circumstances underlying the compensation decisions and policies disclosed in that proxy statement are different than those underlying the compensation decisions and policies disclosed in your current proxy statement, which you filed on March 10, 2009, almost two years later. Accordingly, please provide us with the undisclosed business unit targets as well as a materially complete analysis as to why you have not publically disclosed those targets. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the undisclosed information and the likelihood that the disclosure of this information would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant